SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A (Publicly-held Company) CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0 MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS HELD ON AUGUST 31, 2005

1  DATE, TIME AND PLACE OF THE MEETING: Meeting convened and held, upon first calling, on August 31, 2005, at 02:00 p.m., in the Company's head-office, at Setor Comercial Sul, Quadra 2, Bloco C, nº 226, Edifício Telebrasília Celular, 7o Andar, Brasília – DF.

2  CALLING: Upon first call notice, published in the Federal District Official Gazette (pages 47, 56 and 59, respectively, on August 16, 18 and 19, 2005), in Gazeta Mercantil (pages A-13, C-3 and A-9, respectively) and in Jornal de Brasília (pages 11, 7 and 11), respectively, in the issues of August 16, 17 and 18, 2005.

3  AGENDA:

(1) to ratify the election of the following Directors: Mr. Luis Paulo Reis Cocco, elected by the Board of Directors at a meeting held on 06/18/2005 and Messrs. Luiz Kaufmann, Antonio Gonçalves de Oliveira and Henri Philippe Reichstul, elected by the Board of Directors at a meeting held on 07/28/2005, under the terms of article 16 of the Bylaws;

(2) to ratify the wording of article 5 of the Bylaws, as suggested by the Board of Directors at a meeting held on 07/29/2005, when the Board of Directors homologated the increase of the capital stock of the company, resulting from the capitalization of the credit held by the holding company due to the use of the tax benefit arising out of the premium in past fiscal years;

(3) to review and resolve on the terms and conditions of the Protocol of Merger and Justification related to the merger of Bagon Participações Ltda. into the Company;

(4) to become aware and ratify the appointment, by the directors/officers, of the appraisal firm in charge of preparing an appraisal report for the net worth of Bagon Participações Ltda., to be merged into the Company;

(5) to evaluate and resolve on the appraisal report for the net worth of Bagon Participações Ltda. to be merged into the Company; and

(6) to resolve on the merger of Bagon Participações Ltda. into the Company and the implementation thereof .

4  ATTENDANCE: Meeting attended by shareholders representing more than two thirds (2/3) of the voting capital, as per records and signatures in the Shareholders' Attendance Register, as well as by Mr. Marcelo Sato Higuchi, representative of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Evandro Luis Pippi Kruel, representative of the Company's Audit Committee, and Mr. Henry Stanley de Oliveira Carpenter, Company's Accountant.

5  CHAIRMANSHIP : Flávia Ferraz - Chairman and Alípio Alves Torres Junior, Secretary.

6  EXPLANATIONS : The Chairman explained that the minutes of the meeting would be drawn-up as a summary of the facts, containing just a transcript of the resolutions made, pursuant to article 130, § 1 of the Corporations Act, and further informed that the documents or proposals, statements of vote or dissenting vote about the matters to be resolved on should be submitted in writing to the Presiding Board of the Meeting which, for such purpose, would be represented by the Secretary of the Meeting.

7  RESOLUTIONS : The shareholders reviewed the matters contained in the agenda and made the following resolutions, with due regard to legal abstentions:

7.1 . Ratification, by unanimous vote of the shareholders attending the meeting who exercised their voting right, with abstention of shareholder Vanguard Emerg MKTS Stock Index FD, of the election of the following Directors: Mr. Luis Paulo Reis Cocco, elected by the Board of Directors at a meeting held on 06/18/2005 and Messrs. Luiz Kaufmann, Antonio Gonçalves de Oliveira and Henri Philippe Reichstul, elected by the Board of Directors at a meeting held on 07/28/2005. The Chairman explained that the term of office of the Directors whose election was ratified shall be the same as that of the other Directors in office, that is, until the 2006 General Meeting of Shareholders.

7.2 . Ratification, by unanimous vote of the shareholders attending the meeting who exercised their voting right, with abstention of shareholder Vanguard Emerg MKTS Stock Index FD, of the wording of article 5 of the Bylaws, as suggested by the Board of Directors at a meeting held on 07/29/2005, as a result of homologation of the increase of capital arising out of capitalization of the special premium reserve corresponding to the tax benefit arising out of the amortization of premium in past fiscal years, in such manner that the referred article shall hereinafter read as follows: " Art. 5 - The subscribed and fully paid-up capital is one billion, twenty-one million, seven hundred and thirty-seven thousand, one hundred and twenty-nine reais and three cents (R$ 1,021,737,129.03), divided into one hundred and thirty million, sixty-eight thousand, one hundred and fifty-eight (130,068,158) shares, of which forty-four million, three hundred and thirty-three thousand, seven hundred and twenty-two (44,332,722) are common shares and eighty-five million, seven hundred and thirty-five thousand, four hundred and thirty-six (85,735,436) are preferred shares, all of them of book-entry type, with no face value."

7.3 . Approval, by unanimous vote of the shareholders attending the meeting who exercised their voting right, with abstention of shareholder Vanguard Emerg MKTS Stock Index FD, as proposed by the Management Bodies, of the terms and conditions of the Protocol of Merger and Justification entered into on 08.15.2005 by the directors and officers of the Company and of Bagon Participações Ltda., a company with head-office in the Capital of the State of São Paulo, at Rua da Consolação, 247, 6o andar, sala 16-H, Centro, enrolled with the CNPJ/MF under no. 07.157.351/0001-50 (hereinafter simply referred to as "Bagon"), which received the favorable opinion of the Audit Committee and the Board of Directors of the Company, and which is made an integrant part of this document as Attachment I hereto. Said Protocol of Merger and Justification stipulates the merger of Bagon by transfer of its net worth to the Company, as follows:

(i) all Bagon's equity appraised at its book value at 08.15.2005, under the terms of the respective Appraisal Report, shall be merged into the Company, with consequent extinguishment of Bagon;

(ii) the capital stock of the Company shall be kept at the time of the merger of mergee's net worth, which corresponds to the amount of its interest in mergor's capital, since the premium that is part of the assets to be merged into the Company shall be recorded in a specific account in the deferred assets, having for counter-entry the special premium reserve upon merger of the Company's net worth, under the terms of the provisions in article 6, paragraph 1, of CVM Instruction no. 319/99, which premium may be capitalized in the future, as set forth in the Protocol of Merger and Justification and under the terms of the mentioned rule.

7.4 . Ratification, by unanimous vote of the shareholders attending the meeting who exercised their voting right, with abstention of shareholder Vanguard Emerg MKTS Stock Index FD, of the appointment by the Company's Directors and Officers of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., a specialized appraisal firm with head-office in the Capital of São Paulo State, at Rua José Guerra, 127, enrolled with the CRC under nº 2 SP 011609/O-8 and with the CNPJ under nº 49.928.567/0001- 11, in order to prepare the Appraisal Report for Bagon's equity to be merged into the Company;

7.5 . Since the representatives of the specialized appraisal firm were present, and being able to present the Appraisal Report for Bagon's Equity, they did so and, accordingly, the shareholders fully approved, by unanimous vote of the shareholders attending the meeting who exercised their voting right, with abstention of shareholder Vanguard Emerg MKTS Stock Index FD, the Appraisal Report for Bagon's Equity, which is made an integrant part hereof as Attachment II hereto, and the consequent merger into the Company of all the mergee's net assets evaluated on the basis of their book value at August 15, 2005 at six hundred and six million, two hundred and thirty-two thousand, seven hundred and thirty-three reais (R$ 606,232,733.00), under the terms and in conformity with the approved Protocol of Merger and Justification;

7.6 . Approval, by unanimous vote of the shareholders attending the meeting who exercised their voting right, with abstention of shareholder Vanguard Emerg MKTS Stock Index FD, of the merger of Bagon under the terms and conditions provided for in the Protocol, including the criterion for determination of the rate of substitution of the interest in the capital stock of Bagon cancelled by reason of its merger, for common and preferred shares issued by the Company, to be assigned to Telesp Celular Participações S.A., enrolled with the CNPJ/MF under nº 02.558.074/0001-73 ("TCP"), holder of all the shares in Bagon, whereby each share previously held by Bagon in the capital stock of the Company shall correspond to one share issued by it to be assigned to TCP, of the same kind and class and with the same rights as the Company's outstanding shares. After the approval of the merger of Bagon into the Company, its directors and officers were authorized to perform the acts required for the merger to become effective, extinguishing the mergee company which will be succeeded in all its rights and obligations by the Company.

8  CLOSING AND SIGNATURES : After all the matters of the agenda were reviewed, the minutes were read, approved and signed by the attendees, the shareholders becoming aware that the minutes would be drawn-up in summary form and, further, as provided for in § 2 of article 130 of Law Lei 6404/76, they authorize the same to be published without showing the signatures of the shareholders. Brasília-DF, August 31, 2005.

Flavia Ferraz Chairman of the Meeting	Alípio Alves Torres Junior Secretary of the Meeting
Telesp Celular Participações S/A by Alípio Alves Torres Junior	Bagon Participações Ltda. by Flavia Ferraz

The Máster Trust Bank of Japan Ltd

The Califórnia State Teachers Ret

The Brazil MSCI Emerg. MKTS Index Comm T F

IBM Tax Deferred Savings Plan

American Funds Insurance Series-Global S

Smallcap World Fund Inc

Capital International Emerg MKTS Fund

Emerging MKTS Trust

Emerging MKTS Growht Func Inc

Capital Guardian Emerging MKTS EQ F FO Tax

CNA – Capital Intern Emerg MKTS EQ T

MLC Limited

Vanguard Emerg. MKS Stock Index Fund

Capital Guardian E M Rest E F F T – E Trusts

Capital Guardian Emerg MKTS Equi Mast Fund

by George Washington T. Marcelino

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 08, 2005

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.